Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE/JURISDICTION OF INCORPORATION/ ORGANIZATION	NAME UNDER WHICH BUSINESS IS CONDUCTED	PERCENTAGE INTEREST OWNED
MGV Energy Inc.	Canada	MGV Energy Inc.	100
Mercury Michigan Inc.	Michigan	Mercury Michigan Inc.	100
Beaver Creek Pipeline, L.L.C.	Michigan	Beaver Creek Pipeline, L.L.C.	100
Terra Energy Ltd.	Michigan	Terra Energy Ltd.	100
GTG Pipeline Corporation	Virginia	GTG Pipeline Corporation	100
Cowtown Pipeline Funding, Inc.	Delaware	Cowtown Pipeline Funding, Inc.	100
Cowtown Pipeline Management, Inc.	Texas	Cowtown Pipeline Management, Inc.	100
Cowtown Drilling, Inc.	Texas	Cowtown Drilling, Inc.	100